Deutsche Bank

Deutsche Bank AG New Yor
1 Columbus Circle
New York, NY 10019

April 12, 2022

<u>Via Electronic Submission</u>

Mr. Wade Gallagher
Supervisory Research Specialist
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC, 20549

> **Re:** **Form: SBSE-A Filing – Deutsche Bank AG SBSD SEC File No.: 026-00131**
> **NFA No.: 210678**

Dear Mr. Gallagher:

Thank you for your letter dated March 30, 2022, which communicated the results of the review of Deutsche Bank AG ("DBAG" or "we") registration documentation submitted in consideration of the registration as a security-based swap dealer on October 29, 2021. We appreciate the opportunity to respond.

Kindy find below the "Summary of Changes", as requested, which will be submitted separately in the EDGAR system under the type "Exhibit 99.35":

- "Item 3C Supplemental Attachment - Substituted Compliance" document
    o The "Strictly Confidential" sensitivity label was removed
- "Item 13 Supplemental Attachment – Schedule B responses to Items 13.A and 13.B" document
    o The "Strictly Confidential" sensitivity label was removed

Respectfully,

Jonathan Banks, Managing Director | Head of Investment Bank Compliance, Corporate Bank Compliance, Research Compliance and Control Room